                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No.  1 )*
                                  -----------

                             THE DWYER GROUP, INC.
   -------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.10 par value
   -------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  267455 10 3
                 ---------------------------------------------
                                (CUSIP Number)


    Ms. Theresa Dwyer, 1010 N. University Parks Drive, Waco, Texas 76707,
                                (817) 752-2821
  ---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 9, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
----------------                                                  --------------
CUSIP NO. 267455 10 3                                          PAGE 2 OF 6 PAGES
----------------                                                  --------------

--------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Donald J. Dwyer, Jr., Co-Executor of the Estate of Donald J. Dwyer, Sr. (The Estate of Donald J. Dwyer, Sr.)
--------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                        (b) [_]
--------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------
4    SOURCE OF FUNDS*
     PF; N/A
--------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)               [_]
--------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------
              7         SOLE VOTING POWER
  NUMBER OF   4,600
   SHARES     ------------------------------------
BENEFICIALLY  8         SHARED VOTING POWER
  OWNED BY              4,223,424
    EACH      ------------------------------------
  REPORTING   9         SOLE DISPOSITIVE POWER
   PERSON               4,600
    WITH      ------------------------------------
              10        SHARED DISPOSITIVE POWER
                        4,223,424
--------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,228,024
--------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     61.6 %
--------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
----------------                                                  --------------
CUSIP NO. 267455 10 3                                          PAGE 3 OF 6 PAGES
----------------                                                  --------------

--------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Theresa Dwyer, Co-Executrix of the Estate of Donald J. Dwyer, Sr.
     (The Estate of Donald J. Dwyer, Sr.)
--------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                       (b) [_]
--------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------
4    SOURCE OF FUNDS*
     PF; N/A
--------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)               [_]
--------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------
              7         SOLE VOTING POWER
  NUMBER OF   1,300
   SHARES     ------------------------------------
BENEFICIALLY  8         SHARED VOTING POWER
  OWNED BY              4,223,424
    EACH      ------------------------------------
  REPORTING   9         SOLE DISPOSITIVE POWER
   PERSON               1,300
    WITH      ------------------------------------
              10        SHARED DISPOSITIVE POWER
                        4,223,424
--------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,224,724
--------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     61.6 %
--------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                        AMENDMENT NO. 1 to SCHEDULE 13D

CUSIP NO. 267455 10 3                                          Page 4 of 6 Pages

Item 1.   Security and Issuer.
          -------------------

          This Amendment to Schedule 13D (this "Amendment") relates to the Common Stock, $0.10 par value ("Dwyer Common Stock"), as well as voting and other contractual rights relating thereto, of The Dwyer Group, Inc., a Delaware corporation (the "Company"), which has its principal executive offices located at 1010 N. University Parks Drive, Waco, Texas 76707. This Amendment is being filed to reflect the sale of 300,000 shares of Dwyer Common Stock by the Estate of Donald J. Dwyer Sr. (the "Estate") to Renaissance Capital Growth & Income Fund III, Inc. (Renaissance") on June 9, 1995 and to correct an apparent filing discrepancy in connection therewith.

Item 2.   Identity and Background.
          -----------------------

1.  Donald J. Dwyer, Jr. in his capacity as Co-Executor of the Estate

          (a)  Donald J. Dwyer, Jr. ("Mr. Dwyer")
          (b)  1010 N. University Parks Drive, Waco, Texas 76707
          (c) Director of the Company; Director of International Marketing of the Company.
          (d) Mr. Dwyer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) Mr. Dwyer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  Mr. Dwyer is a citizen of the United States.

2.  Theresa Dwyer in her capacity as Co-Executrix of the Estate

          (a)  Theresa Dwyer ("Ms. Dwyer")
          (b)  1010 N. University Parks Drive, Waco, Texas 76707
          (c)  Director of the Company.
          (d) Ms. Dwyer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) Ms. Dwyer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  Ms. Dwyer is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, Donald
J. Dwyer, Jr. and Theresa Dwyer were presumed to have acquired beneficial ownership of the 4,238,424 shares of Dwyer Common Stock formerly beneficially owned by Donald J. Dwyer, Sr. (including voting and other contractual rights) upon their qualification by the District Court of McLennan County, Texas to serve as co-executors of the Estate on December 19, 1994.

          Other than an initial 250 shares of Dwyer Common Stock (adjusted for the 1-for-2 reverse stock split in June 1993) received as a gift on April 1, 1989, Mr. Dwyer purchased an aggregate of 4,350 additional shares of Dwyer Common Stock between February 21, 1992 and January 27, 1994, for which he paid aggregate consideration of $19,078.50 from his personal funds.

          On May 1, 1989, Ms. Dwyer purchased an aggregate of 800 shares of Dwyer Common Stock (adjusted for the 1-for-2 reverse stock split in June 1993) , for which she paid aggregate consideration of $2,000 from her personal funds. In addition, Ms. Dwyer purchased 500 shares of Dwyer Common Stock for an aggregate consideration of $2,255 on July 7, 1993.

Item 4.   Purpose of Transaction.
          ----------------------

          Upon Donald J. Dwyer Sr.'s death on December 19, 1994, the reporting persons acquired beneficial ownership of 4,223,424 shares as a result of being designated Co-executors of the Estate. The persons reporting on this Amendment have acquired the shares of Dwyer Common Stock to hold primarily for investment in their capacities as independent Co-Executors of the Estate.

          Ms. Dwyer and Mr. Dwyer, in their capacities as Co-Executors of the Estate, do not have any specific plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company (other than transfers to a family limited partnership); any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) Mr. Dwyer beneficially owns 4,228,024 shares of Dwyer Common Stock, which represents 61.6 % (based on 6,772,827 Dwyer Common Stock outstanding on June 22, 1995 (the date cited in the July 1, 1995 Proxy Statement) after giving effect to the cancellation of 340,300 shares of Dwyer Common Stock as of June 1, 1993) of the outstanding Dwyer Common Stock, including 4,223,424 shares of Dwyer Common Stock held by Mr. Dwyer as Co-Executor of the Estate. Ms. Dwyer beneficially owns 4,224,724 shares of Dwyer Common Stock, which represents 61.6 % (based on 6,772,827 shares of Dwyer Common Stock outstanding on June 22, 1995 after giving effect to the cancellation of 340,300 shares of Dwyer Common Stock as of June 1, 1993) of the outstanding Dwyer Common Stock, including 4,223,424 shares of Dwyer Common Stock held by Ms. Dwyer as Co-Executrix of the Estate.

          Of the 4,223,424 shares of Dwyer Common Stock beneficially owned by the Estate, (a) 90,000 shares may be acquired through currently exercisable options, and (b) 202,700 shares (as of June 9, 1995) are owned by another stockholder of the Company, but over which the Estate has sole voting power pursuant to a Shareholder Voting, Proxy and Stock Sale Agreement between Donald
J. Dwyer Sr. and such stockholder.

          (b) Mr. Dwyer has the sole voting power and sole power to dispose of the 4,600 shares of Dwyer Common Stock he owns (as of June 9, 1995). Ms. Dwyer has the sole voting power and sole power to dispose of the 1,300 shares of Dwyer Common Stock she owns (as of June 9, 1995). Ms. Dwyer and Mr. Dwyer have shared voting power and shared power to dispose of the shares of Dwyer Common Stock held by the Estate.

          (c) The following are the transactions in Dwyer Common Stock effected by or for Mr. Dwyer, Ms. Dwyer, and the Estate within the 60 days prior to the date this Amendment was required to be filed:

          As of June 9, 1995, the Estate sold 300,000 shares of Dwyer Common Stock to Renaissance for a price of $3.00 per share (i.e., $900,000 aggregate).

          The above-described transaction was effected by private transfers.

          (d)  None.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

          The Estate entered into a Stock Purchase Agreement with Renaissance relating to the sale of 300,000 shares of Dwyer Common Stock.

          The Estate is a party to the voting agreement described in Item 7 below.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Shareholders Voting, Proxy and Stock Sale Agreement dated April 28, 1989 between Donald J. Dwyer Sr., the Company, and Vernon Lee Russell and wife, Sylvia Russell, incorporated by reference to the Schedule 13D of Donald J. Dwyer dated May 4, 1989, filed May 9, 1989 (SEC File No. 0-15227).

          Stock Purchase Agreement with Renaissance (incorporated by reference from the Company's Form 8-K filed August 18, 1997 (SEC File No. 000-15227).

Signature
---------

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.



December 31, 1997          /s/ DONALD J. DWYER, JR.
                          ------------------------------------------------------
                          Donald J. Dwyer, Jr., as Co-Executor of the Estate of Donald J. Dwyer Sr.



December  31, 1997        /s/ THERESA DWYER
                          ------------------------------------------------------
                          Theresa Dwyer, as Co-Executrix of the Estate of
                          Donald J. Dwyer Sr.


                                  Page 6 of 6